UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 19, 2011

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-90750, 333-117646, 333-141680 and 333-169241), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

Part I: Approval of an Amendment to the Loan Agreement with controlling shareholder

As required by the Israeli Companies Regulations (Relief for Interested Party Transactions), 2000 (the “Relief Regulations”), as promulgated under the Israeli Companies Law, 1999 (the “Companies Law”), RiT Technologies Ltd. (the “Company”) hereby reports the following transaction:

Background

As previously reported, on June 11, 2009 the Company has entered into a Convertible Loan Agreement (the “Loan Agreement”), with Stins Coman Incorporated, its controlling shareholder, providing for a loan of up to $10 million. The term of the Loan Agreement during which RiT may call for any portion of the loan (initially twelve months), was extended a few times and until June 11, 2012.

The Loan Agreement was filed as Annex B to the Company’s 2009 Proxy Statement marked as Exhibit 99.3 to the Company’s 6-K report filed with the SEC on August 11, 2009, and is incorporated herein by reference.

Recently and for the sake of the Company’s financial-reassurance going forward, both parties to the Loan Agreement decided to (i) extend again the Loan’s term by additional 12 months (until June 11, 2013, and (ii) increase the Loan’s maximum draw down amount by $4. Towards these, the Company has determined to sign an amendment to the Loan Agreement with Stins Coman (the “Amendment” or “Transaction”).

The Transaction

The Amendment, which was signed as of December 8, 2011 (the “Amendment”), deals with two issues: (i) extension of the Loan Agreement’s term by an additional 12 months (aggregate of 48 months), until June 11, 2013 (during this extended period, RiT may call for any additional portion of the loan up to its maximum amount), and (ii) increasing the maximum amount of the loan (“Maximum Amount”) by $4 million to a total of $14 million instead of the previous Maximum Amount of $10 million. The remaining provisions of the Loan Agreement remain unchanged.

Approval and reasons for the Transaction

The Company’s Audit Committee and Board of Directors have approved the Transaction, determining that (i) it is an extension of the existing Loan Agreement (approved before in 2009, including by the shareholders), and (ii) the total Term of 48 months (after said 12 months extension), is necessary and reasonable under the circumstances detailed above, and (iii) the increase of the loan’s Maximum Amount is a change which only credits RiT, given that RiT is granted with a right for additional loan amounts (additional $4 million), capable of being drawn down at RiT’s discretion. In reaching such determinations, the Audit Committee and Board considered, among others, the following factors:

•
Additional 12 months extension of the Loan Agreement is in the best interests of RiT as a future reassurance for its viability, taking into account also the provisions of the existing Loan Agreement including the interest rate specified therein (2.47% per annum).

•
Prior to the Amendment, the Term was to expire on June 11, 2012 which meant less than 12 months ahead requested by the Company’s accountants. Given that, the additional extension of 12 months and for a total Term of 48 months (counted from June 2009), is necessary and reasonable under the circumstances.

•	Changing/increasing the loan’s Maximum Amount by $4 million, will provide the Company additional financial backup.

The Amendment is attached herewith as Exhibit 99.1 and is incorporated herein by reference. The foregoing is qualified in its entirety by reference to the full text of the executed Amendment.

The Press release dated December 19, 2011 announcing the Loan Amendment is attached herewith as Exhibit 99.2 and is incorporated herein by reference.

Notice to Shareholders

Being an “extraordinary” Related Party Transaction, this Transaction was approved by the Company’s Audit Committee and Board of Directors and, rather than seeking further shareholders’ approval, they determined to rely on the Relief Regulations.

However, in accordance with Rule 1C of the Relief Regulations, a shareholder(s) holding at least 1% of the Company’s outstanding shares may demand that the Company convene a shareholder’s meeting to approve said Transaction, by sending a written request to the Company’s principal offices (RiT Technologies Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: Moti Antebi, CFO, no later than January 2, 2012.

Part II: Additional Press release

This part II consists of the following document:

Press release dated December 14, 2011: RiT Technologies Strengthens Its Capital Structure Through Debt-to-Equity Conversion Transaction

A copy of the press release is attached hereto as Exhibit 99.3, and incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: December 19, 2011	By:	/s/ Moti Antebi
Moti Antebi, CFO

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

99.1	Amendment to Loan Agreement

99.2	Press release dated December 19, 2011: Stins Coman Increases RiT Technologies' Convertible Loan Agreement by $4M & Extends it by 12 Months

99.3	Press release dated December 14, 2011: RiT Technologies Strengthens Its Capital Structure Through Debt-to-Equity Conversion Transaction